

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

Via E-mail
Warren Hosseinion, M.D.
Chief Executive Officer
Apollo Medical Holdings, Inc.
700 N. Brand Blvd., Suite 1400
Glendale, CA 91203

> **Re:** **Apollo Medical Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 30 2017**
> **File No. 333-219898**

Dear Mr. Hosseinion:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2017 letter.

Background of the Merger, page 120

1.   We note your discussion on page 128 of negotiations taking place in September 2017 regarding possible amendments to the Merger Agreement. You state that during the course of these negotiations, ApolloMed received an unsolicited acquisition offer from a NASDAQ-listed company. Please revise to discuss what consideration ApolloMed gave to this unsolicited offer.

<u>Opinion of ApolloMed's Financial Advisor, page 133</u>

2.   We note your response to comment 11. Since the discounted cash flow analysis is based on the projected future cash flows of the company, it appears that the forecasts are material to place this analysis in context and should be disclosed. To the extent such projections no longer reflect management's view of future performance, or are not consistent with actual performance given the passage of time, please explain why the projections are no longer valid and expand disclosure of related risks, as appropriate. Please also revise the discussion of Vantage Point's opinion, which similarly appears to rely on management projections and/or forecasts.

<u>Exhibits</u>

3.   We note your response to comment 4 of our prior letter in which you have revised your disclosure throughout to state that all the issued and outstanding shares of capital stock of MMG will be sold for $100 under the Stock Purchase Agreement between Warren Hosseinion and APC-LSMA. Under an appropriate heading, please revise to provide greater details regarding the material terms of this agreement. Please also file this agreement as an exhibit or tell us why you believe you are not required to do so.

4.   Please revise your draft legal opinion to remove the assumption contained in subsection (ii) in the second paragraph on page 2. This assumption with respect to the number of authorized shares is overly broad. Please refer to Staff Legal Bulletin No. 19.

        You may contact Babette Rosenbaum Cooper, Staff Accountant, at 202-551-3396 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Mark J. Mihanovic
        McDermott Will & Emery LLP
        Via E-mail